SOL Strategies Announces Filing of Corrective Disclosure

TORONTO, November 14, 2025 - SOL Strategies Inc. (NASDAQ: STKE) (CSE: HODL) ("SOL Strategies" or the "Company"), a publicly traded Canadian company focused on investing in and providing infrastructure for the Solana blockchain ecosystem, today announced that the Company has refiled on SEDAR+ its interim unaudited condensed financial statements for the three and nine months ended June 30, 2025 and 2024 (the "Q3 Financial Statements").

The Q3 Financial Statements were refiled to correct errors identified through review by the Company's auditor, Davidson and Company LLP.

The following changes were incorporated into the refiled Q3 Financial Statements:

a) Reclassification of $23,588,748 of convertible debentures from long term to current debt.

b) Re-allocation of $1,414,943 of convertible debentures from the liability component to $1,414,943 classification as equity within reserves, and $5,625,273 classification as a deferred tax liability.

c) Impact of $20,156 on profit and loss as a result of accretion changes arising as a result of the above restatements.

d) Retrospective recognition of the Company's August 5, 2025, share consolidation, such that all common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

As the refiling was made in connection with the Ontario Securities Commission's review of the Company's prospectus, the Company is issuing this news release in accordance with OSC Staff Notice 51-711 (Revised) Refilings and Corrections of Errors ("SN 51-711") and will be placed on the public list of Refiling and Errors in accordance with SN 51-711.

About SOL Strategies

SOL Strategies Inc. is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the Company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA solstrategies@icrinc.com 203.682.8284

Company Contact:

Doug Harris

Chief Financial Officer doug@solstrategies.io 416-480-2488

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.